PORTAL RESOURCES LTD.

Suite 750, 625 Howe Street
Vancouver, British Columbia V6C 2T6
Phone: (604) 629-1929
Fax: (604) 629-1930

INFORMATION CIRCULAR
(As at October 27, 2008, except as indicated)

Portal Resources Ltd. (the "Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held at Suite 750, 625 Howe Street, Vancouver, British Columbia at 10:30 a.m. on December 12, 2008 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited either to Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

RECORD DATE

The Board of Directors of the Company has fixed October 27, 2008 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive the Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "shares"), of which 29,651,539 common shares are issued and outstanding.

Persons who are registered shareholders at the close of business on October 27, 2008 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company, except for the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Pinetree Capital Ltd.	3,000,000 common shares	10%

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation ("Form 51-102F6") sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2008 and the other three most highly compensated executive officers of the Company as at June 30, 2008, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name and Principal Position	Fiscal Year ended June 30	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Bruce Winfield(1) formerly President and Chief Executive Officer	2008 2007 2006	150,000 89,500 84,000	Nil Nil Nil	Nil 4,267 2,907	Nil 225,000 25,000	Nil Nil 240,000	Nil Nil Nil	Nil Nil Nil
Mark T. Brown(2) Chief Financial Officer and Secretary	2008 2007 2006	Nil Nil 1,765	Nil Nil Nil	Nil Nil Nil	Nil 70,700 Nil	Nil Nil 114,000	Nil Nil Nil	Nil Nil Nil
Christine West(3) formerly Chief Financial Officer and Secretary	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 35,000 45,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Winfield was appointed President and Chief Executive Officer of the Company on March 15, 2004.  Winfield resigned as President and Chief Executive Officer on August 1, 2008.

(2)

Mr. Brown resigned as Chief Financial Officer and Secretary on October 12, 2005 and was appointed Chief Financial Officer and Secretary on February 29, 2008.

(3)

Mrs. West resigned as Chief Financial Officer and Secretary on February 29, 2008.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Options/SARs Granted(1) (#)	Per cent of Total Options/SARs Granted to Officers Employees and Consultants in Financial Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Bruce Winfield	Nil	Nil%	$Nil	$Nil	Nil
Mark Brown	Nil	Nil%	$Nil	$Nil	Nil
Christine West	Nil	Nil%	$Nil	$Nil	Nil

(1)

The options for common shares become exercisable pursuant to a vesting schedule as set out in the Stock Option Plan.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the 'Exchange') at

the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange

Aggregated Option/SAR Exercises During The Financial Year ended June 30, 2008 and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises, if any, of stock options during the financial year ended June 30, 2008 by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End ($)
Bruce Winfield	Nil	Nil	500,000 / Exercisable Nil / Unexercisable	$ Nil / Exercisable $ Nil / Unexercisable
Mark Brown	Nil	Nil	195,000 / Exercisable Nil / Unexercisable	$ Nil / Exercisable $ Nil / Unexercisable
Christine West	Nil	Nil	Nil / Exercisable Nil / Unexercisable	$ Nil / Exercisable $ Nil / Unexercisable

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did not grant any stock options to the directors during the year ended June 30, 2008. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets out information with respect to options to purchase common shares granted during the financial year ended June 30, 2008 to directors of the Company (other than Named Executive Officers):

Group	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors (excluding Named Executive Officers) of the Company as a group	Nil	$Nil	$Nil	Nil

The following table sets out information with respect to all exercises of stock options during the financial year ended June 30, 2008 by directors of the Company (other than Named Executive Officers):

			Unexercised Options	Value of Unexercised in-the-Money Options at
	Securities		at FY-End	FY-End
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Directors of the	Nil	Nil	1,103,600/ Exercisable	$ Nil / Exercisable
Company (excluding Named			Nil / Unexercisable	$ Nil / Unexercisable
Executive Officers) as a group

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,753,600	$0.54	1,500,230
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,753,600	$0.54	1,500,230

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at October 27, 2008, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of five directors, three of whom are independent based upon the tests for independence set forth in National Instrument 52-110. Bruce Winfield, Frank Wheatley and Gary Nordin are independent. David Hottman and Mark T. Brown are not independent as David Hottman is the Chairman, President and Chief Executive Officer of the Company. Mark T. Brown is not independent as he is the Chief Financial Officer and Secretary of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The Board may appoint from time to time a lead director to direct Board operations.

Participation of Directors in Other Reporting Issuers

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
David Hottman	540 Capital Corp.
Bruce Winfield	Trade Winds Ventures Inc.
Gary Nordin	Canasil Resources Inc. Bishop Gold Inc. Polaris Minerals Corp.
Mark T. Brown	Rare Element Resources Ltd. Sutter Gold Mining Inc. Mediterranean Resources Ltd. Fox Resources Ltd. Everclear Capital Ltd Animas Resources Ltd. Strategem Capital Corporation
Frank Wheatley	Constellation Copper Corporation Lithic Resources Ltd.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

(i)

information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

(ii)

access to recent, publicly filed documents of the Company; and

(iii)

access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance and ethical business conduct as an integral component to the success of the Company and to meet responsibilities to shareholders. Due to the size of the Company and its present level of activity, the Company has not adopted a Code of Conduct or taken formal steps to encourage or promote a culture of ethical business conduct.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Bruce Winfield, Frank Wheatley and Gary Nordin. These directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent director reviews compensation paid for directors and CEOs of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent director annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

In addition to the Audit Committee, the Company has a Corporate Governance Committee which is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

The Corporate Governance Committee is also tasked with the following responsibilities:

(i)

developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

(ii)

in conjunction with the Chairman, assigning Board members to the various committees of the Board;

(iii)

reviewing annually or more often if appropriate: (a) committee members’ qualifications and requirements; (b) committee structure (including authority to delegate); and (c)

committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review;

(iv)

recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board;

(v)

developing and recommending to the Board corporate governance principles applicable to the Company;

(vi)

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(vii)

in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(viii)

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance;

(ix)

monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and

(x)

reviewing the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being a director.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to: (a) assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

Composition

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be independent, financially literate and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board may remove or replace a member of the Committee at any time and from time to time. The Company adopts: (a) the meaning of independence described in Multilateral Instrument 52-110 Audit Committees (the "Instrument") for the purpose of determining whether a member of the Committee is independent; and (b) the provisions of Sections 3.3 to 3.5, inclusive, of the Instrument relating to certain membership requirements.

The Board will appoint the Chairman of the Committee. The Secretary of the Company will act as the secretary at meetings of the Committee or, in his absence, the Chairman of the committee may appoint any member or any other person to act as secretary. The secretary will keep minutes of the proceedings at any meeting of the Committee setting out in reasonable detail the business conducted at such meeting. Minutes of the meetings of the Committee will be distributed by the Secretary to the members of the Committee and to the Board.

Membership and Procedures

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours notice of each meeting will be given orally, by electronic transmission or by facsimile to all members of the Committee and to the external auditors of the Company and such notice will set out in reasonable detail the business proposed to be conducted at the meeting. Notice of a meeting may be waived if all members of the Committee are present at a meeting and waive notice or if a member who is not present waives notice before or after such meeting. A resolution signed by all members of the Committee shall have the same force and effect as a resolution passed at a meeting of the Committee duly called and regularly constituted for the transaction of business.

A majority of members of the Committee will constitute a quorum and decisions of the Committee will be by an affirmative vote of the majority with the Chairman having a deciding vote in the event of a tie.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Committee has the authority to: (a) engage independent counsel and other advisors as it determines necessary or desirable to carry out its duties; (b) set and pay the compensation for any advisors engaged by the Committee; and (c) communicate directly with internal and external auditors.

Responsibilities and Duties

The responsibilities of the Committee are as follows:

Financial Reporting and Disclosure

1.

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

2.

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

3.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

4.

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

External Audit

1.

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

2.

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

3.

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

5.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

6.

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

7.

Review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Internal Controls and Audit

1.

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

2.

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

3.

Periodically assess the adequacy of such systems and procedures to ensure compliance with all regulatory requirements and recommendations.

4.

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

5.

Review annually insurance programs relating to the Company and its investments.

Non -Audit Services

1.

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre- approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

2.

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Associated Responsibilities

Establish, monitor and periodically review procedures for:

1.

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.

The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are the members of the Committee:

Frank Wheatley

Independent

Financially literate (1)

Bruce Winfield

Independent

Financially literate (1)

David Hottman

Not independent

Financially literate (1)

(1)

As defined by NI 52-110.

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Frank Wheatley – Mr. Wheatley is currently the Vice President and General Counsel of Gabriel Resources Ltd. and has 20 years industry experience as a director and senior officer of, and legal counsel to, a number of public mining companies. Prior to his involvement with Gabriel, Mr. Wheatley was the Vice President Legal Affairs with Eldorado Gold Corporation where he played a significant role in the rapid international growth of that organization. In the course of that experience, he has reviewed financial statements, studied various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures.

Bruce Winfield -Mr. Winfield has over 30-years experience in the mining industry 20 of which were developing projects in Latin America. He has been a senior officer and/or director of several high profile junior and senior public companies including Greenstone Resources Ltd, and Eldorado Gold Corporation. At Greenstone Resources Ltd., Bruce was responsible for the acquisition and definition of four deposits that were subsequently brought into production.

David Hottman – Mr. Hottman is presently an officer and director of the Company and was Chairman of Nevada Pacific Gold Ltd. from 1997 to March 2007. Prior to the formation of Nevada Pacific, Mr. Hottman was a Director of Eldorado Gold Corporation. Over the last ten years, Mr. Hottman has been involved in raising over $300 million for these companies. In the course of that experience, he has reviewed financial statements, studied various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52- 110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "Non-Audit Services".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2008	$15,250	Nil	$450	$1.000
June 30, 2007	$15,250	Nil	$450	$1,000

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five. The Company has an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Position and Jurisdiction of Residence	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed
Mark T. Brown, C.A. Director, Chief Financial Officer and Secretary B.C., Canada	President, Pacific Opportunity Capital Ltd. (accounting and management consulting company).	Since August 1, 2000	93,500
David Hottman Chairman, President and Chief Executive Officer and Director(') B.C., Canada	Chairman, CEO and President of the company from August to present, Chairman of Nevada Pacific Gold Ltd. (natural resource exploration company) from 1997 to March 2007.	Since August 1, 2000	1,339,400
Gary Nordin Director B.C., Canada	VP Exploration of the Company from March 2004 to August 2007. Senior Geologist and Director of Polaris Minerals Corp. from June 2001 to present.	Since March 15, 2004	459,000
Frank Wheatley Director (') B.C., Canada	Vice-President, General Counsel and Secretary of Gabriel Resources Ltd. (natural resource development company) from October 2000 to present.	Since May 4, 2004	47,700
Bruce Winfield Director(') B.C., Canada	Director, President and Chief Executive Officer of the Company from March 2004 to August 2008; President of Winfield Consulting from January 1999 to present.	Since March 15, 2004	1,083,500

(1) Member of the audit committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

DeVisser Gray, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of DeVisser Gray as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

OTHER MATTERS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 629-1929 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

APPROVED BY THE BOARD OF DIRECTORS
“David Hottman”

David Hottman, Director